
DNA
PRO-FIT
DNA PRO-FIT
The Smart Solution for a Healthier Lifestyle
DNA
Extreme Core


The Global dietary supplements market has considerably grown in the last 10 years and it is expected to reach USD 220.3 billion in 2022.
Our brand is engineered to bring time specific formulas to an evolving market

“

We know the body is a perfect machine that depends on timing. Releasing the right nutrients at the proper time will effectively keep the body functioning to help achieve the best results.


DNA

For that reason we created a

Day **N**ight **A**id for **Pro**fessional **Fit**ness

Company Overview

DNA PRO-FIT (short for Day Night Aid for Professional Fitness) will market and sell a carefully engineered line of nutritional supplements, designed to satisfy the requirements of those seeking to lose weight and optimize athletic performance.

Our mission is to become a leading brand of weight loss and fitness supplements. Our main goal is to attract and maintain customers and always exceed their expectations to build long term relationships and trust.



Organizational Objectives

Continue to expand our product line through research and development while maintaining an expansive presence online and through events starting in the first years of operations, continuous reinvestment of after-tax cash flows into the company’s inventory levels, as well as develop relationships with fitness centers, supplement stores, and mass merchandisers in the United States and throughout the globe.

DNA Extreme Core

We have introduced to the market our first product called DNA Extreme Core, a day time weight loss supplement created with a unique blend of 15 potent ingredients to support fat loss, suppress appetite and increase energy.

How does DNA Extreme Core work?

It increases fat oxidation in the muscles and cause a thermogenic effect, which raises calorie expenditure. Additionally, it allows you to stay focused on your diet and easily adhere to reduced calorie plans by suppressing your appetite.


DNA
PRO-FIT
DNA
Extreme Core
SUPPORT FAT LOSS*
SUPPRESS APPETITE*
BOOST METABOLISM*
INCREASE ENERGY*
120 CAPSULES
DIETARY SUPPLEMENT

Product Roadmap

Mixed Sports Nutrition

Signature Day Protein
Formulated to effectively give your body an energy boost while providing your muscles with isolated protein to promote lean growth

Signature Night Protein
Developed to provide an optimal solution for those seeking to increase muscle mass as well as for those trying to lose weight

Day & Night Multi-Vitamin
Engineered to effectively provide the correct vitamins and minerals at the time your body needs it

DNA DETOX
Aimed to help the body get rid of stored toxins as well as increasing the body's natural ability to absorb nutrients, mineral and vitamins


Core Products
Our product line is designed to offer a healthy and efficient intake of vitamins, minerals, proteins, and amino acids to maximize results and help our customers achieve their fitness objectives.
WHEY

Night Time Fat Burner
Similar to DNA Extreme Core, the night time formula was engineered to help burn fat during the night time

Carb/Fat Blocker
Created with natural ingredients to enhance our customers weight loss journey

Weight Control Supplements

High Performance Supplements

Pre-Workout Formula
Carefully designed to help athletes perform the most effective workouts, while increasing power and reducing fatigue

Post-Workout Formula
Aimed to help users promote muscle growth and recovery

BCAA (Branched-Chain Amino Acids)
Enhanced with additional excipients to maximize absorption

Amino Acid Complex
Created to provide an enriched alternative for fitness addicts to improve muscle stimulation and recovery

In addition to DNA extreme Core, we are planning to introduce 2 other weight control formulas, 4 mixed sport nutrition products, and 4 high performance supplements to the market.

Market Analysis (USA)

Statistics indicate 76% of U.S. adults reported taking supplements and the majority of these users agree supplements are a smart choice for a healthy lifestyle.

190 Million
Adults take supplements

$42 Billion
Approximate Market

70.7%
Overweight and Obesity

87% Adults
Trust dietary supplements




Who takes supplements?
90%
80%
70%
60%
50%
73%
79%
74%
75%
80%
Men
Women
Age 18-34
Age 35-54
Age 55+


What are the users taking?
100%
80%
60%
40%
20%
0%
98%
49%
39%
29%
19%
Vitamins & Minerals
Specialty Supplements
Herbals or Botanicals
Sports Nutrition
Weight Management


Why do they take supplements?
50%
40%
30%
20%
10%
0%
46%
30%
28%
24%
Health and wellness benefits
Energy
Fill in nutrient gaps
Immune health


Where do they buy their supplements?
50%
40%
30%
20%
10%
0%
42%
38%
23%
23%
17%
16%
Mass merch.
Drug stores
Warehouse clubs*
Supermarkets*
Internet
Vitamin retailers

Source: Council for Responsible Nutrition

Market Analysis (Global)

The Global dietary supplements market has grown over the last decade. In 2016 the global sports and weight management market accounted for $28.37B and is expected to reach $45.27B by 2022.



Global Supplement Industry Sales and Growth 2004-2014
(USD Milion)
$120,000.00
$100,000.00
$80,000.00
$60,000.00
$40,000.00
$20,000.00
$-
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Sales
Growth



Global Dietary Supplement Market 2016 – 2022
(USD Million)
$250,000.00
$200,000.00
$150,000.00
$100,000.00
$50,000.00
$-
$132,800.00
$220,300.00
2016 2017 2018 2019 2020 2021 2022

Source[1]: Nutrition Business Journal
Source[2]: Zion Research Analysis 2017

What makes us unique

The company's competitive edge is defined by an extraordinary customer service, results-driven supplements, strategic pricing, and superior quality.



Strategic Pricing
We are committed to design products and price them effectively to reach both segments: cost-conscious consumers, as well as those seeking "luxury" products.
Quality Brand
We only put our name on products that meet high standards and advance the company's name.
PRICING
QUALITY
CUSTOMERS 1ST
EFFECTIVE
Statistics show that 55% of customers would pay more for a superior experience. Additionally, customer are four times more likely to purchase from a competitor after a service related event
Outstanding Customer Service
Our product line is finely engineered to be easily geared towards both highly athletic and those looking to lose weight. In addition, the market appreciates the "all in one bottle" to replace the need for countless separate supplements.
Results-Driven Supplements

Marketing Strategy

We will launch a very innovative and dynamic online based marketing strategy combined with conventional programs to achieve brand awareness, grow the customer base, and drive business growth within the nutritional supplement.



Social Media Target Ads
Targeted ads are a very effective way to reach a certain audience and ranges can be easily adjusted
01
02
Website Content and SEO
Website content is used to capture the attention of customers and drive traffic to website with articles and news.
03
Online marketing using website, social media, and paid search engine ads will drive sales to the top
Search Engine PPC and PPA
Search Engines like Google and Bing PPC (Pay per Click) and PPA (Pay per Action) are advertisements used to increase visibility. This strategy can be expensive, but the results can be phenomenal when properly executed.
Online Strategy
We will establish a dynamic marketing strategy to achieve brand awareness, grow the customer base, and drive business growth within the nutritional supplement.
04
Website and Mobile Ads
U.S. mobile commerce have increased so much in popularity that 45% of consumers noticed mobile advertisements, 29% responded, and of those who responded a half made purchases.
05



B2B and B2C Sales
Public Relations
Affiliate Network
Network with high profile fitness centers, personal trainers, and sport centers to offer and refer our products.
07
Branding for Marketing
Products are engineered to have multiple uses and multiple target users. Our image is carefully designed to reach cost-conscious consumers, and those seeking "luxury" products.
06
Print Advertising
To convey the value of the products. Printed ads will be placed in retail locations and fitness centers that offer our products.
05
Brand Ambassador
An structured and exclusive program, created for social media and fitness influencers. Offers a sales commission and product discounts
04
Referral Program
This programs provides monetary incentives to all customers on referred sales of our products.
03
Industry Shows
Assist to fitness and supplement trade shows to create momentum with distributors and resellers.
02
Paid Influencers
Studies show that 60% of adults will buy products or services promoted by an influencer they follow
01
Marketing Strategy

Marketing Strategy

As part of our marketing strategy, our efforts will be heavily focused on referral marketing programs and industry conventions/trade shows.

Sales Strategy

The company's strategy is based on capturing a percentage of the growing nutritional supplement market segment through online sales throughout the U.S. as well as internationally. In addition, work our way into retail stores, fitness centers, and mass merchandizers



Walmart Marketplace
jet
sears Marketplace
Phase 2
Rakuten
Phase 1 of the strategy is based on capturing a percentage of the growing market segment through online channels.
amazon
Phase 1
ebay
Phase 2 is based on continue expanding through online channels and get our products into mid size stores and fitness centers
FANCY
bonanza
everything but the ordinary
WANELO
GROUPON
DNA

Use of proceeds at $75K

Funding Fees

Operational Expenses

Warehousing
Utilities
Recurrent Fees and Memberships
Shipping Supplies
Office Supplies

Accounting and Legal Fees


7%
20%
40%
7%
26%

Inventory

Signature Day Protein
Branched-Chain Amino Acids (BCAA)

If funding exceeds $75k
Signature Night Protein ($75k-$125k)
Amino Acid Complex Plus ($125k-$175k)
Night Time Fat Burner ($175k-$225k)

Marketing

Social Media Target Ads
Social Media Influencer Fees
Print Advertising


Funding Fees
7%
Operational Expenses
Warehousing
Utilities
Recurrent Fees and Memberships
Shipping Supplies
Office Supplies
Content Creation
8%
Marketing
Social Media Target Ads
Social Media Influencer Fees
Print Advertising
Industry Trade Shows and Conventions
23%
Accounting and Legal Fees
2%
Inventory
Signature Day Protein
Signature Night Protein
Day & Night Multi Vitamin
Branched-Chain Amino Acids (BCAA)
Amino Acid Complex Plus
Night Time Fat Burner
If funding exceeds $300k
Pre-Workout Formula ($325k-$375k)
Post-Workout Formula ($375k-$425k)
Carb/Fat Blocker ($425k-$475k)
Detox Formula ($475-$525k)
60%
Use of proceeds at $300K

Use of proceeds at $600K

Operational Expenses

Warehousing
Utilities
Recurrent Fees and Memberships
Shipping Supplies
Office Supplies
Content Creation

Marketing

Social Media Target Ads
Social Media Influencer Fees
Print Advertising
Industry Trade Shows and Conventions
Search Engine Paid Ads (PPC, PPV, PPA)
Website and Mobile Ads

Accounting and Legal Fees


6%
7%
2%
22%
63%
1%

Funding Fees

New Mobile App

New mobile app will be available for IOS and Android devices to create an additional stream of revenue

Inventory

Signature Day Protein
Signature Night Protein
Day & Night Multi Vitamin
Detox Formula
Branched-Chain Amino Acids (BCAA)
Amino Acid Complex Plus
Pre-Workout Formula
Post-Workout Formula
Night Time Fat Burner
Carb/Fat Blocker

Growth Strategy



90%
3
Phase
75%
2
Phase
33%
1
Phase

Complete funding round.

Phase 3

- Evaluate the need to become our own manufacturer based on volumes and ROI.
- Increase and maintain market share by offering new incentives to clients .

Phase 2

- Expand throughout the Atlantic Coast.
- Secure contracts with medium players in primary target market.
- Start approaching mass merchandisers, national retailers, and chain health food store.
- Continue to offer all products to foreign markets.

Phase 1

- Complete funding round.
- Close contract with local cGMP Laboratory.
- Purchase initial inventory (new products)
- Trigger marketing strategy.
- Increase online sales.
- Local stores, fitness centers,

Any questions?

Info@dnapro-fit.com

www.dnapro-fit.com

Follow us @DNAPROFIT